June 24, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628
Attn: John R Lucas

Re:	Jintai Mining Group, Inc.
Amendment No. 9 to Registration Statement on Form S-1
File No. 333-168803
Filed June 13, 2011

Dear Mr. Lucas,

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 23, 2011, relating to the above-captioned Registration Statement. The Company has amended the Registration Statement in response to the SEC’s comments.  In addition, we have made non-material or updating changes to the Registration Statement. Captions and section headings herein will correspond to those set forth in Amendment No. 10 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the most recent filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Amendment No. 9 to Form S-1

11. Impairment of long lived assets, page Q-8

Comment:
1.  We note your response to prior comment one and the related changes to your restated financial statements. Please clarify why your revised cumulative translation account changed by $47,583 from the amount previously recorded. Refer to ASC 830-30-40-1.

Response:
We have revised our financial statements to de-recognize the related foreign translation adjustment in accordance with ASC 830-30-40-1.  Please see the revisions to the financial statements included in the Registration Statement.

Comment Note 14 Convertible Notes and Warrants, page Q-1 8 Fair Value on a Recurring Basis, page Q-19

Comment:
2.          We note your response to prior comment two. With respect to your valuations of derivative liabilities, please clarify if you recorded the subsequent to issuance change in derivative liability in your statement of operations. Refer to ASC 8 15-10-35-2. To the extent that you recorded the subsequent change in derivative liability to the debt discount account or some other balance sheet account, please provide the appropriate reference to US GAAP in support of such accounting.

Response:
We have revised our financial statements to reflect the impact of the change in the fair value of derivative liabilities in the income statement in accordance with ASC 815-10-35-2. The total change in derivative liability of $2,518 is recorded in our statement of operations. In our previous filings no changes in the fair value of the derivative liability were recorded.  The changes were not recorded due to its immaterial amount.

Comment:
3.          We further note your response to comment two which indicates that while improved operating results might lend itself to a higher valuation, this was somewhat counterbalanced by the weakened market for IPO’s of Chinese companies. Please clarify how you were able to quantify this impact to fair value of the underlying shares. In this regard, please expand upon your statement that your underwriter has consistently confirmed the valuation for your proposed IPO by providing additional analysis of the timing of your discussions of IPO pricing with your underwriter compared to the issuance of the warrants and subsequent valuation dates. As part of your response, please clarify why it appears none of the other assumptions in the Monte Carlo simulation have changed since the initial valuation date.

Response:
Our valuation calculation of the derivative liability has been updated to include changes in stock volatility over the quarterly periods.   All assumptions are now changed on a quarterly basis, which changes are reflected in the Company’s financial statements.   As discussed, the Company used a specific method of calculating volatility using six other companies in the mining industry.  The original volatility rate used was 59%.  The Underwriter has confirmed that the Company’s valuation remained consistent despite the declining environment for Chinese IPO’s largely as a result of the market for mining companies.  Please see the attached revised valuation report included as Exhibit A hereto.

Comment:
4.          We note your response to prior comment three which indicates that you provided to us the fair value calculations using the Monte Carlo simulations on a supplemental basis. As the calculations received were stamped preliminary, please provide the final calculations.

Response:	The Company has attached the final fair value calculations using the Monte Carlo simulations as Exhibit A of this response letter.

Signature Page

Comment:	5. It has come to our attention that you are using language other than that prescribed by the Form S-1. Please revise or explain why you believe your version is permitted.

Response:	The Company has revised the signature page of the Registration Statement to include the language prescribed under Form S-1. Please see the Signature Page of the Registration Statement.

**************

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any further questions. Thank you.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.

Exhibit A

MITI Consulting
FinTools® Software

Jintai Mining Group, Inc
Symbol: Private

ASC 815 Valuation Workbook
Warrant Fair Value Calculation
Down Round Protection
Monte Carlo Simulation

Issue Dates:
August 31, 2010
November 26, 2010

FY2011 Q3

Prepared by:
Montgomery Investment Technology, Inc.
June 24, 2011

Jintai Mining Group, Inc.	FY 2011
ASC 815 Warrants Valuation: Summary	Quarter 3

Valuation Assumptions:	Warrant 1	Warrant 2

Valuation Model	Monte Carlo Simulation	Monte Carlo Simulation
Valuation Method	Risk Neutral: Hedging / Selling Assumed	Risk Neutral: Hedging / Selling Assumed
Monte Carlo Simulations	1,000,000	1,000,000

Grant Information
Issue Date	08/31/10	11/26/10
Expiration Date	08/31/13	11/26/13
Stock Price on Grant Date	5.000	5.000
Fixed Exercise Price	4.400	5.500
Strike Ratio	110%	110%
Strike Ratio Condition	Exercise price will be set at 110% of the IPO price	Exercise price will be set at 110% of the IPO price
	if IPO happens within 90 days of Grant Date	if IPO happens within 90 days of Grant Date
Historical Volatility	Provided by Jintai Mining Group, Inc.	Provided by Jintai Mining Group, Inc.

Interest Rates
Data Source	Federal Reserve Bank	Federal Reserve Bank
Rate Type	Continuously Compounded Rates	Continuously Compounded Rates

Dividend
Dividend Yield	0.000%	0.000%

Valuation Results:	Original	Revised	Revised	Revised	Original	Revised	Revised	Revised
	Without Down-	With Down-	Modified	Without Down-	Without Down-	With Down-	Modified	Without Down-
	Round Provision	Round provision	Exercise Price	Round Provision	Round Provision	Round provision	Exercise Price	Round Provision
Valuation Date	08/31/10	08/31/10
Fair Value per Share	2.2400	2.2098
Shares	400,000	400,000
Total Fair Value	896,000	883,918

Valuation Date		09/30/10
Fair Value per Share		2.1666
Shares		400,000
Total Fair Value		866,650

Valuation Date		11/26/10			11/26/10	11/26/10
Fair Value per Share		2.2103			2.0300	1.5945
Shares		400,000			400,000	400,000
Total Fair Value		884,114			812,000	637,785

Valuation Date		12/31/10				12/31/10
Fair Value per Share		2.2067				1.5913
Shares		400,000				400,000
Total Fair Value		882,681				636,505

Valuation Date		03/31/11	03/31/11			03/31/11	03/31/11
Fair Value per Share		2.0777	1.6903			1.4652	1.4540
Shares		400,000	400,000			400,000	400,000
Total Fair Value		831,091	676,136			586,068	581,592

Valuation Date				05/10/11				05/10/11
Fair Value per Share				1.6289				1.3987
Shares				400,000				400,000
Total Fair Value				651,566				559,470

Comments:
1)	The Black-Scholes-Merton diluted model:
"Financial analysts and brokers evaluating warrants or options on the stock of a firm with outstanding warrants commonly apply a standard call option model. such as the Black-Scholes model, to the underlying stock, using an adjustment factor to reflect the dilution associated with the potential exercise of the warrants.  This approach is wrong and, in general, leads to an underestimation of the warrant’s price.  An alternative approach is to determine the value of the warrants, and the firm’s other liabilities, simultaneously with the value and the volatility of the firm’s assets.” Crouhy, M; Galai, D. Common errors in the valuation of warrants and options on firms with warrants.  Financial Analysts Journal 47 (5): 89-90; (September-October) 1991.
2)	Exercise price for Warrant 1 will be set at 110% of the IPO price if IPO happens before November 30,2010. If by November 30, 2010 an IPO does not happen the exercise price will be set at 4.40.
3)	Exercise price for Warrant 2 will be set at 110% of the IPO price if IPO happens before February 26, 2011. If by February 26, 2011 an IPO does not happen the exercise price will be set at 5.50.
4)
Warrant 1 was originally issued with Down Round Protection that allowed for an adjustments of the Exercise Price. In the event that the Company issues additional securities (the “Dilutive Event”), other than (i) shares to be issued pursuant to the initial public offering of the Company’s Common Stock; (ii) shares of Common Stock or options to purchase such shares issued to employees, consultants, officers or directors in accordance with stock plans or stock options plans approved by the Company’s board of directors and existing on the date hereof; and (iii) shares of Common Stock issuable under employment, consulting agreements or loan agreements that are outstanding as of the date hereof, then the Exercise Price shall be adjusted (but only if such adjustment results in a lower exercise price) to an amount equal to the amount received or deemed to be received by the Company pursuant to such Dilutive Event.

5)	The Probability of issuing additional shares under the Round Down Provision was provided by Jintai Mining Group, Inc.
6)	The Probability of an IPO happening before November 30, 2010 and February 26, 2011 was given by Jintai Mining Group, Inc.
7)	Warrant information provided by Jintai Mining Group, Inc.
8)	Number of shares and warrants provided by Jintai Mining Group, Inc.
9)	The preferred method considers the dilutive impact of all warrants issued by the company.
10)	Warrants 1 & 2 were originally valued with a 5 year term, no Down Round Provision and an incorrect dilution valuation methodology.

References:
1)	F. Black and M. Scholes, "The Pricing of Options and Corporate Liabilities," Journal of Political Economy, 81 (May-June 1973) 637-59
2)	D. Galai and M. Schneller, "Pricing Warrants and the Value of the Firm," Journal of Finance, 33 (1978), 1339-42
3)	B. Lauterbach and P. Schultz, "Pricing Warrants: An Empirical Study of the Black-Scholes Model and its Alternatives," Journal of Finance, 45 (1990) 1181-1209

www.fintools.com	Montgomery Investment Technology, Inc.	Page 2 of 10

Jintai Mining Group, Inc.	FY 2011
ASC 815 Warrants Valuation: Fair Value Calculation	Quarter 3

Input:
		Additional Common Stock Shares				Warrant 1
Monte Carlo Simulations	1,000,000	Date	Probability	Shares	Issue Date	08/31/10
Valuation Date	08/31/10	12/31/12	0.50%	160,000	Expiration Date	08/31/13
Stock Price on Grant Date	5.000	03/31/13	0.50%	160,000	Fixed Strike	4.400
Stock Shares	3,200,000	06/30/13	0.50%	160,000	Strike Ratio	110%
Volatility	64.44%				Date IPO	11/30/10
Interest Rate	0.7200%				Prob IPO	15.00%
					Shares	400,000

Output:			Iteration 1	Iteration 2	Iteration 3	Iteration 4	Iteration 5
	Warrant 1		Warrant 1	Warrant 1	Warrant 1	Warrant 1	Warrant 1
Fair Value (FV) per warrant	2.2098	Fair Value (FV)	2.220	2.211	2.210	2.210	2.210
Shares	400,000	FV Standard Deviation	0.007	0.007	0.007	0.007	0.007
Total FV	883,918	Probability to Exercise	34.88%	34.79%	34.78%	34.78%	34.78%

				B-S-M	Galai
No Dilution, No IPO, No Interaction	Warrant 1		B-S-M	Diluted	Schneller
Fair Value (FV) per warrant	2.2658	Warrant 1 Fair Value	2.333	2.074	2.266
Shares	400,000
Total FV	906,315

Comments:
1)	The Black-Scholes-Merton diluted model:
"Financial analysts and brokers evaluating warrants or options on the stock of a firm with outstanding warrants commonly apply a standard call option model. such as the Black-Scholes model, to the underlying stock, using an adjustment factor to reflect the dilution associated with the potential exercise of the warrants.  This approach is wrong and, in general, leads to an underestimation of the warrant’s price.  An alternative approach is to determine the value of the warrants, and the firm’s other liabilities, simultaneously with the value and the volatility of the firm’s assets.” Crouhy, M; Galai, D. Common errors in the valuation of warrants and options on firms with warrants.  Financial Analysts Journal 47 (5): 89-90; (September-October) 1991.
2)	Exercise price for Warrant 1 will be set at 110% of the IPO price if IPO happens before November 30,2010. If by November 30, 2010 an IPO does not happen the exercise price will be set at 4.40.
3)
Warrant 1 was originally issued with Down Round Protection that allowed for an adjustments of the Exercise Price. In the event that the Company issues additional securities (the “Dilutive Event”), other than (i) shares to be issued pursuant to the initial public offering of the Company’s Common Stock; (ii) shares of Common Stock or options to purchase such shares issued to employees, consultants, officers or directors in accordance with stock plans or stock options plans approved by the Company’s board of directors and existing on the date hereof; and (iii) shares of Common Stock issuable under employment, consulting agreements or loan agreements that are outstanding as of the date hereof, then the Exercise Price shall be adjusted (but only if such adjustment results in a lower exercise price) to an amount equal to the amount received or deemed to be received by the Company pursuant to such Dilutive Event.

4)	The Probability of issuing additional shares under the Down Round Provision was provided by Jintai Mining Group, Inc.
5)	The Probability of an IPO happening before November 30, 2010 was given by Jintai Mining Group, Inc.
6)	Warrant information provided by Jintai Mining Group, Inc.
7)	Number of shares and warrants provided by Jintai Mining Group, Inc.
8)	The preferred method considers the dilutive impact of all warrants issued by the company.

References:
1)	F. Black and M. Scholes, "The Pricing of Options and Corporate Liabilities," Journal of Political Economy, 81 (May-June 1973) 637-59
2)	D. Galai and M. Schneller, "Pricing Warrants and the Value of the Firm," Journal of Finance, 33 (1978), 1339-42
3)	B. Lauterbach and P. Schultz, "Pricing Warrants: An Empirical Study of the Black-Scholes Model and its Alternatives," Journal of Finance, 45 (1990) 1181-1209

www.fintools.com	Montgomery Investment Technology, Inc.	Page 3 of 10

Jintai Mining Group, Inc.	FY 2011
ASC 815 Warrants Valuation: Fair Value Calculation	Quarter 3

Input:
		Additional Common Stock Shares				Warrant 1
Monte Carlo Simulations	1,000,000	Date	Probability	Shares	Issue Date	08/31/10
Valuation Date	09/30/10	12/31/12	0.50%	160,000	Expiration Date	08/31/13
Stock Price on Grant Date	5.000	03/31/13	0.50%	160,000	Fixed Strike	4.400
Stock Shares	3,200,000	06/30/13	0.50%	160,000	Strike Ratio	110%
Volatility	63.86%				Date IPO	11/30/10
Interest Rate	0.6220%				Prob IPO	15.00%
					Shares	400,000

Output:			Iteration 1	Iteration 2	Iteration 3	Iteration 4	Iteration 5
	Warrant 1		Warrant 1	Warrant 1	Warrant 1	Warrant 1	Warrant 1
Fair Value (FV) per warrant	2.1666	Fair Value (FV)	2.177	2.167	2.167	2.167	2.167
Shares	400,000	FV Standard Deviation	0.007	0.007	0.007	0.007	0.007
Total FV	866,650	Probability to Exercise	35.29%	35.20%	35.19%	35.19%	35.19%

				B-S-M	Galai
No Dilution, No IPO, No Interaction	Warrant 1		B-S-M	Diluted	Schneller
Fair Value (FV) per warrant	2.2211	Warrant 1 Fair Value	2.288	2.034	2.221
Shares	400,000
Total FV	888,439

Comments:
1)	The Black-Scholes-Merton diluted model:
"Financial analysts and brokers evaluating warrants or options on the stock of a firm with outstanding warrants commonly apply a standard call option model. such as the Black-Scholes model, to the underlying stock, using an adjustment factor to reflect the dilution associated with the potential exercise of the warrants.  This approach is wrong and, in general, leads to an underestimation of the warrant’s price.  An alternative approach is to determine the value of the warrants, and the firm’s other liabilities, simultaneously with the value and the volatility of the firm’s assets.” Crouhy, M; Galai, D. Common errors in the valuation of warrants and options on firms with warrants.  Financial Analysts Journal 47 (5): 89-90; (September-October) 1991.
2)	Exercise price for Warrant 1 will be set at 110% of the IPO price if IPO happens before November 30,2010. If by November 30, 2010 an IPO does not happen the exercise price will be set at 4.40.
3)
Warrant 1 was originally issued with Down Round Protection that allowed for an adjustments of the Exercise Price. In the event that the Company issues additional securities (the “Dilutive Event”), other than (i) shares to be issued pursuant to the initial public offering of the Company’s Common Stock; (ii) shares of Common Stock or options to purchase such shares issued to employees, consultants, officers or directors in accordance with stock plans or stock options plans approved by the Company’s board of directors and existing on the date hereof; and (iii) shares of Common Stock issuable under employment, consulting agreements or loan agreements that are outstanding as of the date hereof, then the Exercise Price shall be adjusted (but only if such adjustment results in a lower exercise price) to an amount equal to the amount received or deemed to be received by the Company pursuant to such Dilutive Event.

4)	The Probability of issuing additional shares under the Down Round Provision was provided by Jintai Mining Group, Inc.
5)	The Probability of an IPO happening before November 30, 2010 was given by Jintai Mining Group, Inc.
6)	Warrant information provided by Jintai Mining Group, Inc.
7)	Number of shares and warrants provided by Jintai Mining Group, Inc.
8)	The preferred method considers the dilutive impact of all warrants issued by the company.

References:
1)	F. Black and M. Scholes, "The Pricing of Options and Corporate Liabilities," Journal of Political Economy, 81 (May-June 1973) 637-59
2)	D. Galai and M. Schneller, "Pricing Warrants and the Value of the Firm," Journal of Finance, 33 (1978), 1339-42
3)	B. Lauterbach and P. Schultz, "Pricing Warrants: An Empirical Study of the Black-Scholes Model and its Alternatives," Journal of Finance, 45 (1990) 1181-1209

www.fintools.com	Montgomery Investment Technology, Inc.	Page 4 of 10

Jintai Mining Group, Inc.	FY 2011
ASC 815 Warrants Valuation: Fair Value Calculation	Quarter 3

Input:
		Additional Common Stock Shares				Warrant 1	Warrant 2
Monte Carlo Simulations	1,000,000	Date	Probability	Shares	Issue Date	08/31/10	11/26/10
Valuation Date	11/26/10	12/31/12	0.50%	160,000	Expiration Date	08/31/13	11/26/13
Stock Price on Grant Date	5.000	03/31/13	0.50%	160,000	Fixed Strike	4.400	5.500
Stock Shares	3,200,000	06/30/13	0.50%	160,000	Strike Ratio	110%	110%
Volatility	59.57%	09/30/13	0.50%	160,000	Date IPO	11/30/10	02/26/11
Interest Rate	0.7790%				Prob IPO	0.65%	15%
					Shares	400,000	400,000

Output:					Iteration 1		Iteration 2		Iteration 3		Iteration 4		Iteration 5
	Warrant 1	Warrant 2	Total		Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2
Fair Value (FV) per warrant	2.2103	1.5945		Fair Value (FV)	2.226	1.607	2.213	1.596	2.211	1.595	2.210	1.595	2.210	1.594
Shares	400,000	400,000		FV Standard Deviation	0.006	0.005	0.006	0.005	0.006	0.005	0.006	0.005	0.006	0.005
Total FV	884,114	637,785	1,521,899	Probability to Exercise	40.51%	28.46%	40.36%	28.34%	40.33%	28.32%	40.33%	28.32%	40.33%	28.32%

						B-S-M	Galai
No Dilution, No IPO, No Interaction	Warrant 1	Warrant 2	Total		B-S-M	Diluted	Schneller
Fair Value (FV) per warrant	2.0666	1.7911		Warrant 1 Fair Value	2.131	1.895	2.067
Shares	400,000	400,000		Warrant 2 Fair Value	1.863	1.656	1.791
Total FV	826,635	716,457	1,543,091

Comments:
1)	The Black-Scholes-Merton diluted model:
"Financial analysts and brokers evaluating warrants or options on the stock of a firm with outstanding warrants commonly apply a standard call option model. such as the Black-Scholes model, to the underlying stock, using an adjustment factor to reflect the dilution associated with the potential exercise of the warrants.  This approach is wrong and, in general, leads to an underestimation of the warrant’s price.  An alternative approach is to determine the value of the warrants, and the firm’s other liabilities, simultaneously with the value and the volatility of the firm’s assets.” Crouhy, M; Galai, D. Common errors in the valuation of warrants and options on firms with warrants.  Financial Analysts Journal 47 (5): 89-90; (September-October) 1991.
2)	Exercise price for Warrant 1 will be set at 110% of the IPO price if IPO happens before November 30,2010. If by November 30, 2010 an IPO does not happen the exercise price will be set at 4.40.
3)	Exercise price for Warrant 2 will be set at 110% of the IPO price if IPO happens before February 26, 2011. If by February 26, 2011 an IPO does not happen the exercise price will be set at 5.50.
3)
Warrant 1 was originally issued with Down Round Protection that allowed for an adjustments of the Exercise Price. In the event that the Company issues additional securities (the “Dilutive Event”), other than (i) shares to be issued pursuant to the initial public offering of the Company’s Common Stock; (ii) shares of Common Stock or options to purchase such shares issued to employees, consultants, officers or directors in accordance with stock plans or stock options plans approved by the Company’s board of directors and existing on the date hereof; and (iii) shares of Common Stock issuable under employment, consulting agreements or loan agreements that are outstanding as of the date hereof, then the Exercise Price shall be adjusted (but only if such adjustment results in a lower exercise price) to an amount equal to the amount received or deemed to be received by the Company pursuant to such Dilutive Event.

4)	Warrant 2 was originally issued with the same Round Down Protection provisions as Warrant 1.
5)	The Probability of issuing additional shares under the Round Round Provision was provided by Jintai Mining Group, Inc.
6)	The Probability of an IPO happening before November 30, 2010 and February 26, 2011 was given by Jintai Mining Group, Inc.
7)	Warrant information provided by Jintai Mining Group, Inc.
8)	Number of shares and warrants provided by Jintai Mining Group, Inc.
9)	The preferred method considers the dilutive impact of all warrants issued by the company.

References:
1)	F. Black and M. Scholes, "The Pricing of Options and Corporate Liabilities," Journal of Political Economy, 81 (May-June 1973) 637-59
2)	D. Galai and M. Schneller, "Pricing Warrants and the Value of the Firm," Journal of Finance, 33 (1978), 1339-42
3)	B. Lauterbach and P. Schultz, "Pricing Warrants: An Empirical Study of the Black-Scholes Model and its Alternatives," Journal of Finance, 45 (1990) 1181-1209

www.fintools.com	Montgomery Investment Technology, Inc.	Page 5 of 10

Jintai Mining Group, Inc.	FY 2011
ASC 815 Warrants Valuation: Fair Value Calculation	Quarter 3

Input:
		Additional Common Stock Shares				Warrant 1	Warrant 2
Monte Carlo Simulations	1,000,000	Date	Probability	Shares	Issue Date	08/31/10	11/26/10
Valuation Date	12/31/10	12/31/12	0.50%	160,000	Expiration Date	08/31/13	11/26/13
Stock Price on Grant Date	5.000	03/31/13	0.50%	160,000	Fixed Strike	4.400	5.500
Stock Shares	3,200,000	06/30/13	0.50%	160,000	Strike Ratio		110%
Volatility	60.13%	09/30/13	0.50%	160,000	Date IPO		02/26/11
Interest Rate	0.9790%				Prob IPO		15%
					Shares	400,000	400,000

Output:					Iteration 1		Iteration 2		Iteration 3		Iteration 4		Iteration 5
	Warrant 1	Warrant 2	Total		Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2
Fair Value (FV) per warrant	2.2067	1.5913		Fair Value (FV)	2.223	1.604	2.209	1.593	2.207	1.592	2.207	1.591	2.207	1.591
Shares	400,000	400,000		FV Standard Deviation	0.006	0.005	0.006	0.005	0.006	0.005	0.006	0.005	0.006	0.005
Total FV	882,681	636,505	1,519,186	Probability to Exercise	40.97%	28.67%	40.82%	28.56%	40.80%	28.54%	40.80%	28.54%	40.79%	28.54%

						B-S-M	Galai
No Dilution, No IPO, No Interaction	Warrant 1	Warrant 2	Total		B-S-M	Diluted	Schneller
Fair Value (FV) per warrant	2.0609	1.7863		Warrant 1 Fair Value	2.125	1.889	2.061
Shares	400,000	400,000		Warrant 2 Fair Value	1.858	1.651	1.786
Total FV	824,371	714,508	1,538,880

Comments:
1) The Black-Scholes-Merton diluted model:
"Financial analysts and brokers evaluating warrants or options on the stock of a firm with outstanding warrants commonly apply a standard call option model. such as the Black-Scholes model, to the underlying stock, using an adjustment factor to reflect the dilution associated with the potential exercise of the warrants.  This approach is wrong and, in general, leads to an underestimation of the warrant’s price.  An alternative approach is to determine the value of the warrants, and the firm’s other liabilities, simultaneously with the value and the volatility of the firm’s assets.” Crouhy, M; Galai, D. Common errors in the valuation of warrants and options on firms with warrants.  Financial Analysts Journal 47 (5): 89-90; (September-October) 1991.

2)	An IPO has not happened and the exercise price for Warrant 1 has been set at 4.40.
3)	Exercise price for Warrant 2 will be set at 110% of the IPO price if IPO happens before February 26, 2011. If by February 26, 2011 an IPO does not happen the exercise price will be set at 5.50.
3)
Warrant 1 was originally issued with Down Round Protection that allowed for an adjustments of the Exercise Price. In the event that the Company issues additional securities (the “Dilutive Event”), other than (i) shares to be issued pursuant to the initial public offering of the Company’s Common Stock; (ii) shares of Common Stock or options to purchase such shares issued to employees, consultants, officers or directors in accordance with stock plans or stock options plans approved by the Company’s board of directors and existing on the date hereof; and (iii) shares of Common Stock issuable under employment, consulting agreements or loan agreements that are outstanding as of the date hereof, then the Exercise Price shall be adjusted (but only if such adjustment results in a lower exercise price) to an amount equal to the amount received or deemed to be received by the Company pursuant to such Dilutive Event.

4)	Warrant 2 was originally issued with the same Down Round Protection provisions as Warrant 1.
5)	The Probability of issuing additional shares under the Down Round Provision was provided by Jintai Mining Group, Inc.
6)	The Probability of an IPO happening before February 26, 2011 was given by Jintai Mining Group, Inc.
6)	Warrant information provided by Jintai Mining Group, Inc.
7)	Number of shares and warrants provided by Jintai Mining Group, Inc.
8)	The preferred method considers the dilutive impact of all warrants issued by the company.

References:
1)	F. Black and M. Scholes, "The Pricing of Options and Corporate Liabilities," Journal of Political Economy, 81 (May-June 1973) 637-59
2)	D. Galai and M. Schneller, "Pricing Warrants and the Value of the Firm," Journal of Finance, 33 (1978), 1339-42
3)	B. Lauterbach and P. Schultz, "Pricing Warrants: An Empirical Study of the Black-Scholes Model and its Alternatives," Journal of Finance, 45 (1990) 1181-1209

www.fintools.com	Montgomery Investment Technology, Inc.	Page 6 of 10

Jintai Mining Group, Inc.	FY 2011
ASC 815 Warrants Valuation: Fair Value Calculation	Quarter 3

Input:
		Additional Common Stock Shares				Warrant 1	Warrant 2
Monte Carlo Simulations	1,000,000	Date	Probability	Shares	Issue Date	08/31/10	11/26/10
Valuation Date	03/31/11	12/31/12	0.50%	160,000	Expiration Date	08/31/13	11/26/13
Stock Price on Grant Date	5.000	03/31/13	0.50%	160,000	Fixed Strike	4.400	5.500
Stock Shares	3,200,000	06/30/13	0.50%	160,000	Strike Ratio
Volatility	58.13%	09/30/13	0.50%	160,000	Date IPO
Interest Rate	1.1200%				Prob IPO
					Shares	400,000	400,000

Output:					Iteration 1		Iteration 2		Iteration 3		Iteration 4		Iteration 5
	Warrant 1	Warrant 2	Total		Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2
Fair Value (FV) per warrant	2.0777	1.4652		Fair Value (FV)	2.093	1.477	2.080	1.467	2.078	1.465	2.078	1.465	2.078	1.465
Shares	400,000	400,000		FV Standard Deviation	0.005	0.004	0.005	0.004	0.005	0.004	0.005	0.004	0.005	0.004
Total FV	831,091	586,068	1,417,159	Probability to Exercise	43.15%	29.60%	42.99%	29.47%	42.97%	29.45%	42.97%	29.45%	42.97%	29.45%

						B-S-M	Galai
No Dilution, No IPO, No Interaction	Warrant 1	Warrant 2	Total		B-S-M	Diluted	Schneller
Fair Value (FV) per warrant	1.9381	1.6502		Warrant 1 Fair Value	2.001	1.778	1.938
Shares	400,000	400,000		Warrant 2 Fair Value	1.719	1.528	1.650
Total FV	775,227	660,094	1,435,321

Comments:
1)	The Black-Scholes-Merton diluted model:
"Financial analysts and brokers evaluating warrants or options on the stock of a firm with outstanding warrants commonly apply a standard call option model. such as the Black-Scholes model, to the underlying stock, using an adjustment factor to reflect the dilution associated with the potential exercise of the warrants.  This approach is wrong and, in general, leads to an underestimation of the warrant’s price.  An alternative approach is to determine the value of the warrants, and the firm’s other liabilities, simultaneously with the value and the volatility of the firm’s assets.” Crouhy, M; Galai, D. Common errors in the valuation of warrants and options on firms with warrants.  Financial Analysts Journal 47 (5): 89-90; (September-October) 1991.
2)	An IPO has not happened and the exercise price for Warrant 1 has been set at 4.40 and for Warrant 2 at 5.50.
3)
Warrant 1 was originally issued with Down Round Protection that allowed for an adjustments of the Exercise Price. In the event that the Company issues additional securities (the “Dilutive Event”), other than (i) shares to be issued pursuant to the initial public offering of the Company’s Common Stock; (ii) shares of Common Stock or options to purchase such shares issued to employees, consultants, officers or directors in accordance with stock plans or stock options plans approved by the Company’s board of directors and existing on the date hereof; and (iii) shares of Common Stock issuable under employment, consulting agreements or loan agreements that are outstanding as of the date hereof, then the Exercise Price shall be adjusted (but only if such adjustment results in a lower exercise price) to an amount equal to the amount received or deemed to be received by the Company pursuant to such Dilutive Event.

4)	Warrant 2 was originally issued with the same Down Round Protection provisions as Warrant 1.
5)	The Probability of issuing additional shares under the Down Round Provision was provided by Jintai Mining Group, Inc.
6)	Warrant information provided by Jintai Mining Group, Inc.
7)	Number of shares and warrants provided by Jintai Mining Group, Inc.
8)	The preferred method considers the dilutive impact of all warrants issued by the company.

References:
1)	F. Black and M. Scholes, "The Pricing of Options and Corporate Liabilities," Journal of Political Economy, 81 (May-June 1973) 637-59
2)	D. Galai and M. Schneller, "Pricing Warrants and the Value of the Firm," Journal of Finance, 33 (1978), 1339-42
3)	B. Lauterbach and P. Schultz, "Pricing Warrants: An Empirical Study of the Black-Scholes Model and its Alternatives," Journal of Finance, 45 (1990) 1181-1209

www.fintools.com	Montgomery Investment Technology, Inc.	Page 7 of 10

Jintai Mining Group, Inc.	FY 2011
ASC 815 Warrants Valuation: Fair Value Calculation with modified Exercise Price	Quarter 3

Input:
		Additional Common Stock Shares				Warrant 1	Warrant 2
Monte Carlo Simulations	1,000,000	Date	Probability	Shares	Issue Date	08/31/10	11/26/10
Valuation Date	03/31/11	12/31/12	0.50%	160,000	Expiration Date	08/31/13	11/26/13
Stock Price on Grant Date	5.000	03/31/13	0.50%	160,000	Fixed Strike	5.500	5.500
Stock Shares	3,200,000	06/30/13	0.50%	160,000	Strike Ratio
Volatility	58.13%	09/30/13	0.50%	160,000	Date IPO
Interest Rate	1.1200%				Prob IPO
					Shares	400,000	400,000

Output:					Iteration 1		Iteration 2		Iteration 3		Iteration 4		Iteration 5
	Warrant 1	Warrant 2	Total		Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2
Fair Value (FV) per warrant	1.6903	1.4540		Fair Value (FV)	1.706	1.468	1.693	1.456	1.691	1.454	1.690	1.454	1.690	1.454
Shares	400,000	400,000		FV Standard Deviation	0.005	0.004	0.005	0.004	0.005	0.004	0.005	0.004	0.005	0.004
Total FV	676,136	581,592	1,257,728	Probability to Exercise	33.56%	30.42%	33.39%	30.28%	33.36%	30.26%	33.36%	30.25%	33.36%	30.25%

						B-S-M	Galai
No Dilution, No IPO, No Interaction	Warrant 1	Warrant 2	Total		B-S-M	Diluted	Schneller
Fair Value (FV) per warrant	1.5671	1.6502		Warrant 1 Fair Value	1.635	1.453	1.567
Shares	400,000	400,000		Warrant 2 Fair Value	1.719	1.528	1.650
Total FV	626,856	660,094	1,286,951

Comments:
1)	The Black-Scholes-Merton diluted model:
"Financial analysts and brokers evaluating warrants or options on the stock of a firm with outstanding warrants commonly apply a standard call option model. such as the Black-Scholes model, to the underlying stock, using an adjustment factor to reflect the dilution associated with the potential exercise of the warrants.  This approach is wrong and, in general, leads to an underestimation of the warrant’s price.  An alternative approach is to determine the value of the warrants, and the firm’s other liabilities, simultaneously with the value and the volatility of the firm’s assets.” Crouhy, M; Galai, D. Common errors in the valuation of warrants and options on firms with warrants.  Financial Analysts Journal 47 (5): 89-90; (September-October) 1991.
2)	An IPO has not happened and the exercise price for Warrant 2 have been set at 5.50.
3)	The exercise price for Warrant 1 has been modified to 5.50.
4)
Warrant 1 was originally issued with Down Round Protection that allowed for an adjustments of the Exercise Price. In the event that the Company issues additional securities (the “Dilutive Event”), other than (i) shares to be issued pursuant to the initial public offering of the Company’s Common Stock; (ii) shares of Common Stock or options to purchase such shares issued to employees, consultants, officers or directors in accordance with stock plans or stock options plans approved by the Company’s board of directors and existing on the date hereof; and (iii) shares of Common Stock issuable under employment, consulting agreements or loan agreements that are outstanding as of the date hereof, then the Exercise Price shall be adjusted (but only if such adjustment results in a lower exercise price) to an amount equal to the amount received or deemed to be received by the Company pursuant to such Dilutive Event.

5)	Warrant 2 was originally issued with the same Down Round Protection provisions as Warrant 1.
6)	The Probability of issuing additional shares under the Down Round Provision was provided by Jintai Mining Group, Inc.
7)	Warrant information provided by Jintai Mining Group, Inc.
8)	Number of shares and warrants provided by Jintai Mining Group, Inc.
9)	The preferred method considers the dilutive impact of all warrants issued by the company.

References:
1)	F. Black and M. Scholes, "The Pricing of Options and Corporate Liabilities," Journal of Political Economy, 81 (May-June 1973) 637-59
2)	D. Galai and M. Schneller, "Pricing Warrants and the Value of the Firm," Journal of Finance, 33 (1978), 1339-42
3)	B. Lauterbach and P. Schultz, "Pricing Warrants: An Empirical Study of the Black-Scholes Model and its Alternatives," Journal of Finance, 45 (1990) 1181-1209

www.fintools.com	Montgomery Investment Technology, Inc.	Page 8 of 10

Jintai Mining Group, Inc.	FY 2011
ASC 815 Warrants Valuation: Fair Value Calculation with modified Exercise Price and without Down Round Provision	Quarter 3

Input:
		Additional Common Stock Shares				Warrant 1	Warrant 2
Monte Carlo Simulations	1,000,000	Date	Probability	Shares	Issue Date	08/31/10	11/26/10
Valuation Date	05/10/11	12/31/12	0.00%	160,000	Expiration Date	08/31/13	11/26/13
Stock Price on Grant Date	5.000	03/31/13	0.00%	160,000	Fixed Strike	5.500	5.500
Stock Shares	3,200,000	06/30/13	0.00%	160,000	Strike Ratio
Volatility	57.84%	09/30/13	0.00%	160,000	Date IPO
Interest Rate	1.1200%				Prob IPO
					Shares	400,000	400,000

Output:					Iteration 1		Iteration 2		Iteration 3		Iteration 4		Iteration 5
	Warrant 1	Warrant 2	Total		Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2	Warrant 1	Warrant 2
Fair Value (FV) per warrant	1.6289	1.3987		Fair Value (FV)	1.646	1.413	1.631	1.401	1.629	1.399	1.629	1.399	1.629	1.399
Shares	400,000	400,000		FV Standard Deviation	0.004	0.004	0.004	0.004	0.004	0.004	0.004	0.004	0.004	0.004
Total FV	651,566	559,470	1,211,035	Probability to Exercise	33.39%	30.02%	33.21%	29.84%	33.18%	29.82%	33.18%	29.82%	33.18%	29.82%

						B-S-M	Galai
No Dilution, No IPO, No Interaction	Warrant 1	Warrant 2	Total		B-S-M	Diluted	Schneller
Fair Value (FV) per warrant	1.5193	1.6042		Warrant 1 Fair Value	1.586	1.410	1.519
Shares	400,000	400,000		Warrant 2 Fair Value	1.672	1.487	1.604
Total FV	607,719	641,675	1,249,394

Comments:
1)
The Black-Scholes-Merton diluted model: "Financial analysts and brokers evaluating warrants or options on the stock of a firm with outstanding warrants commonly apply a standard call option model. such as the Black-Scholes model, to the underlying stock, using an adjustment factor to reflect the dilution associated with the potential exercise of the warrants.  This approach is wrong and, in general, leads to an underestimation of the warrant’s price.  An alternative approach is to determine the value of the warrants, and the firm’s other liabilities, simultaneously with the value and the volatility of the firm’s assets.” Crouhy, M; Galai, D. Common errors in the valuation of warrants and options on firms with warrants.  Financial Analysts Journal 47 (5): 89-90; (September-October) 1991.

2)	An IPO has not happened and the exercise price for Warrants 1&2 have been set at 5.50.
3)
Warrant 1 was originally issued with Down Round Protection that allowed for an adjustments of the Exercise Price. In the event that the Company issues additional securities (the “Dilutive Event”), other than (i) shares to be issued pursuant to the initial public offering of the Company’s Common Stock; (ii) shares of Common Stock or options to purchase such shares issued to employees, consultants, officers or directors in accordance with stock plans or stock options plans approved by the Company’s board of directors and existing on the date hereof; and (iii) shares of Common Stock issuable under employment, consulting agreements or loan agreements that are outstanding as of the date hereof, then the Exercise Price shall be adjusted (but only if such adjustment results in a lower exercise price) to an amount equal to the amount received or deemed to be received by the Company pursuant to such Dilutive Event.

4)	Warrant 2 was originally issued with the same Down Round Protection provisions as Warrant 1.
5)	The Probability of issuing additional shares under the Down Round Provision was provided by Jintai Mining Group, Inc.
6)	Warrant information provided by Jintai Mining Group, Inc.
7)	Number of shares and warrants provided by Jintai Mining Group, Inc.
8)	The preferred method considers the dilutive impact of all warrants issued by the company.
9)	The Down Round Provision has been eliminated for each warrant.

References:
1)	F. Black and M. Scholes, "The Pricing of Options and Corporate Liabilities," Journal of Political Economy, 81 (May-June 1973) 637-59
2)	D. Galai and M. Schneller, "Pricing Warrants and the Value of the Firm," Journal of Finance, 33 (1978), 1339-42
3)	B. Lauterbach and P. Schultz, "Pricing Warrants: An Empirical Study of the Black-Scholes Model and its Alternatives," Journal of Finance, 45 (1990) 1181-1209

www.fintools.com	Montgomery Investment Technology, Inc.	Page 9 of 10

Jintai Mining Group, Inc.	FY 2011
ASC 815 Warrants Valuation: Fair Value Calculation	Quarter 3

U.S. Treasury Securities Interest Rates
Assumptions: Constant Maturity Par Yield Curve
Source of Data: Federal Reserve Bank

Type of Rate	Date	1 Day	3 Mo	6 Mo	1 Yr	2 Yr	3 Yr	5 Yr	7 Yr	10 Yr	20 Yr	30 Yr
BEY	08/31/10	0.140%	0.140%	0.190%	0.250%	0.470%	0.720%	1.330%	1.920%	2.470%	3.230%	3.520%
CCR	08/31/10	0.140%	0.140%	0.190%	0.250%	0.469%	0.719%	1.326%	1.911%	2.455%	3.204%	3.489%
BEY	09/30/10	0.160%	0.160%	0.190%	0.270%	0.420%	0.640%	1.270%	1.910%	2.530%	3.380%	3.690%
CCR	09/30/10	0.160%	0.160%	0.190%	0.270%	0.420%	0.639%	1.266%	1.901%	2.514%	3.352%	3.656%
BEY	11/26/10	0.160%	0.160%	0.210%	0.280%	0.510%	0.780%	1.530%	2.210%	2.870%	3.880%	4.210%
CCR	11/26/10	0.160%	0.160%	0.210%	0.280%	0.509%	0.778%	1.524%	2.198%	2.850%	3.843%	4.166%
BEY	12/31/10	0.120%	0.120%	0.190%	0.290%	0.610%	1.020%	2.010%	2.710%	3.300%	4.130%	4.340%
CCR	12/31/10	0.120%	0.120%	0.190%	0.290%	0.609%	1.017%	2.000%	2.692%	3.273%	4.088%	4.294%
BEY	03/31/11	0.090%	0.090%	0.170%	0.300%	0.800%	1.290%	2.240%	2.900%	3.470%	4.290%	4.510%
CCR	03/31/11	0.090%	0.090%	0.170%	0.300%	0.798%	1.286%	2.228%	2.879%	3.440%	4.245%	4.460%

	Valuation	Expiration	Remaining	Interpolated
	Date	Date	Term	Rate (CCR)
Warrant 1	08/31/10	08/31/13	3.00	0.720%
	09/30/10	08/31/13	2.92	0.622%
	12/31/10	08/31/13	2.67	0.882%
	03/31/11	08/31/13	2.42	1.004%
Warrant 2	11/26/10	11/26/13	3.00	0.779%
	12/31/10	11/26/13	2.91	0.979%
	03/31/11	11/26/13	2.66	1.120%

Comments:
1)	BEY is Bond Equivalent Yield Rate and CCR is Continuously Compounded Rate.
2)	The interest rates have been interpolated on a straight line basis.
3)	The bond equivalent yield rates provided by the Federal Reserve Bank have been converted to continuously compounded rates.
4)	Remaining Term is expressed as a decimal fraction of a year.

www.fintools.com	Montgomery Investment Technology, Inc.	Page 10 of 10